UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sun BioPharma, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

86664M107
(CUSIP Number)

Ryan R. Gilbertson, 1000 Parker’s Lake Road, Wayzata, MN 55391
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86664M107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Ryan R. Gilbertson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,950,508
	8	SHARED VOTING POWER 198,020
	9	SOLE DISPOSITIVE POWER 5,950,508
	10	SHARED DISPOSITIVE POWER 198,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,148,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1 – Security and Issuer

(a) This statement on Schedule 13D relates to the common stock of Sun BioPharma, Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 712 Vista Blvd., #305, Waconia, MN 55387.

Item 2 - Identity and Background

This statement is being filed by Ryan R. Gilbertson (“Gilbertson”), a Minnesota resident. Gilbertson is a United States citizen. The address of the reporting person is 1000 Parker’s Lake Road, Wayzata, MN 55391. Gilbertson’s principal occupation is as an investor. In the past five years, Gilbertson has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

On March 27, 2017, the Issuer entered into Debt-For-Equity Exchange Agreements (the “Exchange Agreements”) with the lenders named therein, including Gilbertson (the “Lenders”). Pursuant to the Exchange Agreements, the Company agreed to issue (i) 700,000 shares of common stock of the Company to Gilbertson in exchange for the surrender of promissory notes representing $525,000 payable by the Company and (ii) 280,000 shares of common stock to Total Depth Foundation in exchange for the surrender of promissory notes representing $210,000 payable by the Company.

Previously, on March 17, 2017, Northern Capital Partners I, LP purchased from the Issuer a convertible promissory note with an aggregate principal amount of $200,000, using funds from the partnership’s investment capital. The promissory note is convertible into Issuer common stock a price of $1.01 per share upon the holder’s election. Upon a “qualified financing,” the promissory note automatically converts into Issuer common stock at the foregoing price per share or (if less) a price representing a 33% discount from either (a) the price per share of common stock (if any) offered in such financing or (b) the closing price of Issuer common stock on the date the material terms of such financing are first publicly announced, subject to reporting person's right to elect an alternate conversion into the securities then offered at a 10% discount to the price paid in the financing. Upon a corporate transaction, the promissory note automatically converts into common stock at a price equal to $30 million divided the number of issuer common stock outstanding (calculated on a fully-diluted basis).     After the foregoing transactions, Gilbertson beneficially owns 6,148,528 shares of Issuer common stock, including 800,000 shares subject to warrants and an estimated 198,020 potentially issuable pursuant to the foregoing convertible promissory note.

Item 4 - Purpose of Transaction

Gilbertson may engage in discussions with members of management, directors, and stockholders of Issuer concerning its business, operations, assets, strategy, future plans, corporate structure, and capitalization. Except as set forth herein, Gilbertson has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Gilbertson reserves the right to determine in the future whether to adopt plans or proposals of the type specified in the previous sentence.

Item 5.     Interest in Securities of the Issuer

(a) Gilbertson beneficially owns 6,148,528 shares of the Issuer’s Common Stock representing approximately 16.4% of the Issuer’s outstanding common stock. This includes 800,000 shares subject to warrants and an estimated 198,020 shares potentially issuable pursuant to convertible promissory notes. Gilbertson’s beneficial ownership is calculated on the basis that 36,434,639 shares of common stock are outstanding as of the close of business on March 31, 2017. Because Mr. Gilbertson is the Chief Manager of Northern Capital Partners I, LP, he has the power to direct the affairs of Northern Capital Partners I, LP, including the voting and disposition of securities held in the name of Northern Capital Partners I, LP,. Therefore, Mr. Gilbertson is deemed to share voting and dispositive power with respect to the shares of Common Stock beneficially owned by Northern Capital Partners I, LP.

(b) The reporting person has the sole power to vote or to direct the voting of 5,150,508 shares of common stock beneficially owned by the reporting person. The reporting person has the sole power to dispose or direct the disposition of 6,148,528 shares of common stock beneficially owned by the reporting person. The reporting person does not have shared power to vote or to direct the vote of any shares of common stock and does not have share power to dispose or direct the disposition of any shares of common stock.

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(c) The securities described in Item 3 are incorporated by reference in this Item 5(c).

(d) None.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Gilbertson’s convertible notes have an interest rate of 5% and are due upon demand of the holder of the note or upon a continuance of an event of default. Gilbertson’s warrants terminate ten years after the effective date of the warrants, upon a closing of a change of control, or immediately prior to a closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of common stock.

Item 7.     Material to Be Filed as Exhibits

Exhibit 10.1 – Form of Debt-For-Equity Exchange Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Issuer on March 31, 2017)

Exhibit 10.2 – Form of Participation Rights Agreement (incorporated herein by reference to Exhibit F of Exhibit 10.2 to the Form 8-K filed by Issuer on March 31, 2017)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2017
Date
/s/ Ryan R. Gilbertson
Signature
Ryan R. Gilbertson
Name/Title

Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)